

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

John W. Ketchum
Chief Executive Officer
NextEra Energy Partners, LP
700 Universe Blvd
Juno Beach, FL 33408-0420

> **Re: NextEra Energy Partners, LP**
> **Registration Statement on Form S-3**
> **Filed March 13, 2023**
> **File No. 333-270508**

Dear John W. Ketchum:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas P. Giblin, Jr. Esq.